EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended March 29, 2008
Fixed charges:
Interest expense	$119
Estimated interest portion of rents	9
Total fixed charges	$128

Income:
Income from continuing operations before income taxes	$353
Fixed charges	128
Adjusted income	$481

Ratio of income to fixed charges	3.76